Exhibit 23.1

Consent of Independent Registered Certified Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of CSX Corporation for the registration of up to $660 million of senior notes and to the incorporation by reference therein of our reports dated February 19, 2010, with respect to the consolidated financial statements of CSX Corporation and the effectiveness of internal control over financial reporting of CSX Corporation included in its Annual Report (Form 10-K) for the fiscal year ended December 25, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Jacksonville, Florida
April 20, 2010